SCHEDULE 13G

Amendment No. 2
COUNTERPATH CORP
Common Stock
Cusip #22228P203


Cusip #22228P203
Item 1:	Reporting Person - FMR LLC
Item 4:	Delaware
Item 5:	3,010,000
Item 6:	0
Item 7:	3,010,000
Item 8:	0
Item 9:	3,010,000
Item 11:	7.121%
Item 12:	    HC


Cusip #22228P203
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	3,010,000
Item 8:	0
Item 9:	3,010,000
Item 11:	7.121%
Item 12:	IN




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



Item 1(a).	Name of Issuer:

		COUNTERPATH CORP

Item 1(b).	Name of Issuer's Principal Executive Offices:

		505 Burrard Street
		Suite 300, One Bentall Centre
		Vancouver, British Columbia  V7X
1M3
		Canada

Item 2(a).	Name of Person Filing:

		FMR LLC

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		245 Summer Street, Boston,
Massachusetts  02210

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		22228P203

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR LLC, is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	3,010,000

	(b)	Percent of Class:	7.121%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	3,010,000

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	3,010,000

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of COUNTERPATH CORP. The interest of one person, Fidelity Special Situations Fund, an open-end mutual fund trust formed under the laws of Ontario, in the Common Stock of COUNTERPATH CORP, amounted to 2,612,500 shares or 6.181% of the total outstanding
Common Stock at December 31, 2013.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.  See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2014
Date

 /s/ Scott C. Goebel
Signature

Scott C. Goebel
Duly authorized under Power of Attorney
effective as of June 1, 2008 by and on behalf of FMR LLC and its direct and indirect subsidiaries


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	Pyramis Global Advisors, LLC ("PGALLC"), 900
Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 3,010,000 shares or 7.121% of the outstanding Common Stock of COUNTERPATH CORP as a result of its serving as investment adviser to institutional accounts, non-U.S. mutual funds, or investment companies registered under Section 8 of the Investment Company Act of 1940 owning such shares.
The number of shares of Common Stock of COUNTERPATH
CORP owned by the institutional account(s) at December 31, 2013 included 132,500 shares of Common Stock resulting from the assumed conversion of 132,500 shares of COUNTERPATH CORP 6/30/14 WT (1 shares of Common
Stock for each Warrant).

	Edward C. Johnson 3d and FMR LLC, through its control of PGALLC, each has sole dispositive power over 3,010,000 shares and sole power to vote or to direct the voting of 3,010,000 shares of Common Stock owned by the institutional accounts or funds advised by PGALLC as reported above.

	The ownership of one person, Fidelity Special Situations Fund, an open-end mutual fund trust formed under the laws of Ontario, amounted to 2,612,500 shares or 6.181% of the Common Stock outstanding. Fidelity Special Situations Fund has its principal business office at 483 Bay Street, Ste 300, Toronto, Ontario M5G 2N7.


	Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC.
The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on February 13, 2014, agree and consent to the joint filing on their behalf of this Schedule
13G in connection with their beneficial ownership of the Common Stock of COUNTERPATH CORP at December 31,
2013.

	FMR LLC

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of FMR LLC and its direct
and indirect subsidiaries

	Edward C. Johnson 3d

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of Edward C. Johnson 3d

	Pyramis Global Advisors, LLC

	By /s/ Jennifer A. Jaslowich
	Jennifer A. Jaslowich
	Duly authorized under Power of Attorney
	dated March 28, 2013, by Douglas R. Moore
	Chief Financial Officer